UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 333-102511

NOTIFICATION OF LATE FILING

(Check one)      ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K

☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-CSR      ☐ Form N-SAR

For Period Ended DECEMBER 31, 2005

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant:	Brand Intermediate Holdings, Inc.

Former Name of Registrant:

Address of Principal Executive Office (Street and Number):

15450 South Outer Highway 40, #270 Chesterfield, Missouri 63017

PART II—RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has been working diligently to prepare its consolidated financial statements for the period ending December 31, 2005, and such consolidated financial statements have been substantially completed; however, the Company has not finalized its provision for income taxes due to complexities relating to its acquisition of the assets and operations of Aluma Enterprises, Inc. during 2005.  As a result, the Company is unable to timely file its Annual Report on Form 10-K for the fiscal year ending December 31, 2005 without unreasonable effort or expense.  The delay in filing is not due to any restatement or disagreement with the Company’s independent accountants.

PART IV—OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Anthony A. Rabb	636	519-1000
(NAME)	(AREA CODE)	(TELEPHONE NUMBER)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes  ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management estimates that total revenues increased to approximately $491 million for the year ended December 31, 2005 from $334 million for the year ended December 31, 2004, primarily as a result of the Aluma acquisition, as well as an increase in demand for services in the Company’s markets in 2005.  Operating expenses increased to approximately $385 million for the year ended December 31, 2005 from $264 million for the year ended December 31, 2004, primarily as a result of the Aluma acquisition.  Included in operating expenses is a one-time non-cash write-down of equipment of approximately $14 million resulting from a physical inventory pursuant to which the Company identified a variance from its fixed asset records and the inventory physically observed.  Selling and administrative expenses increased to approximately $81 million for the year ended December 31, 2005 from $45 million for the year ended December 31, 2004.  This increase was primarily attributable to the Aluma acquisition, as well as severance charges and increased bonus and sales commission expense.  Management estimates that operating income was essentially unchanged at approximately $24 million.  Management is unable to estimate net income until the provision for income taxes is finalized.

Brand Intermediate Holdings, Inc.
(Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated:  March 31, 2006

By:	/s/ Anthony A. Rabb
Anthony A. Rabb
Chief Financial Officer

INSTRUCTION: The form may be signed by and executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

                Intention misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).